UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share	M87915100
(Title of Class of Securities)	(CUSIP Number)
Noga Yatziv
Israel Corporation Ltd. 23 Aranha Street Tel Aviv 61070, Israel 972-3-684-4517 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 13 Pages)

CUSIP No.	M87915-10-0	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS: Israel Corporation Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 148,991,809(1)(2) SHARED VOTING POWER: 39,603,306(3) SOLE DISPOSITIVE POWER: 148,991,809 (1)(2) SHARED DISPOSITIVE POWER: 35,512,398(4)
11	AGGREGATE AMOUNT BENEFICIALLY 188,595,115 (1)(3)(4)(5) OWNED BY REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	63.2% (5)
14	TYPE OF REPORTING PERSON:	CO

(1) Includes (a) 14,260,504 Ordinary Shares (b) warrants and convertible debentures held by Israel Corporation Ltd. (“TIC”) to purchase 5,561,549 Ordinary Shares (as defined in Item 1 below), of which, (i) 58,906 are exercisable within sixty (60) days at an exercise price of $6.17 per Ordinary Share (ii) 2,941,176 are exercisable within sixty (60) days at an exercise price of $2.04 per Ordinary Share and (iii) 2,561,467 are issuable within sixty (60) days, upon the conversion of all the convertible debentures held by TIC, at a conversion price of $1.10 per Ordinary Share, representing debt in the amount of $2,817,609 and (c) 129,169,756 Ordinary Shares issuable within sixty (60) days upon conversion of the Capital Notes of Tower issued to TIC (the “Capital Notes”).

(2) Includes 62,500 Ordinary Shares which are subject to an option granted by TIC’s wholly owned subsidiary, Israel Corporation Technologies (ICTech) Ltd. (“ICTech”), (which thereafter were transferred all of its assets to TIC prior to its voluntary dissolution), to a consultant of the issuer and exercisable at an exercise price of $5.60 per Ordinary Share until December 31, 2008.

(3) Includes: an aggregate of 35,512,398 Ordinary Shares held by the other parties (the “Wafer Partners”) to the Consolidated Shareholders Agreement (incorporated herein as Exhibit 4) (and the amendment thereto, incorporated herein as Exhibit 12, the “Shareholders’ Agreement Amendment”), and warrants and convertible debentures held by the Wafer Partners, to purchase 4,090,908 are issuable within sixty (60) days, upon the conversion of all of the debentures held by such parties which were issued pursuant to the Company’s rights offering to all of its shareholders in December 2005 and January 2006 (the “Rights Offering”) at a conversion price of $1.10 per Ordinary Share, representing debt in the aggregate amount of approximately $4,499,999. The percentage of Ordinary Shares reported in this Amendment No. 7 as being beneficially owned by the Wafer Partners is based on publicly available information provided by Tower or other third parties.

(4)  Includes: an aggregate of 35,512,398 Ordinary Shares held by the Wafer Partners.

(5) Consists of an aggregate of 188,595,115 Ordinary Shares (including the number of Ordinary Shares issuable pursuant to the warrants, debentures and Capital Notes referred to in footnotes (1) and (3) hereto), of which 148,991,809 Ordinary Shares (including the number of Ordinary Shares issuable pursuant to the warrants, convertible debentures and Capital Notes referred to in footnote (1) above) are held by TIC and 39,603,306 Ordinary Shares (including the number of Ordinary Shares issuable pursuant to the warrants and debentures referred to in footnote (3) above) are held by the Wafer Partners. The Shareholders’ Agreement Amendment provides for certain obligations and restrictions with respect to (a) the voting of the Ordinary Shares held by TIC and by the Wafer Partners (including the Ordinary Shares issuable pursuant to the warrants and convertible debentures described in footnotes (1) and (3) above) and (b) the disposition of the Ordinary Shares held by TIC and by the Wafer Partners (including the Ordinary Shares issuable pursuant to the warrants described in footnote (1)(i), and in footnote (4) above). The terms of the Consolidated Shareholders Agreement and the Shareholders’ Agreement Amendment are hereby specifically incorporated by reference herein. Neither the filing of this Amendment No. 7 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person (as defined in Item 2 below) that the Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 7 shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has direct voting and dispositive power, as reported herein. The Reporting Person disclaims any pecuniary interest in any securities of the issuer owned by any other party, and expressly disclaims the existence of a group. Based on the number of Ordinary Shares of the issuer outstanding as of July 31, 2008 after taking into account the shares issued in Tower’s merger with Jazz Technologies, Inc. of 159,620,318 (according to publicly available information provided by Tower to date) the number of Ordinary Shares of Tower covered by the Consolidated Shareholders Agreement and the Shareholders’ Agreement Amendment (assuming the exercise of the Ordinary Shares issuable pursuant to the warrants, convertible debentures and Capital Notes referred to in footnotes (1) and (3) hereto) represents approximately 63.2% of the outstanding Ordinary Shares. The above number of outstanding Ordinary Shares does not include 1,300,000 treasury shares held by a trustee for the benefit of Tower’s employee stock option plan.

Item 1.	Security and Issuer.

The name of the issuer to which this Amendment No. 7 (as defined below) relates is Tower Semiconductor Ltd. (“Tower”). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Amendment No. 7 relates to Tower’s Ordinary Shares, NIS 1.00 par value per share (the “Ordinary Shares”). This constitutes Amendment No. 7 (the “Amendment No. 7”) to Schedule 13D filed previously by the Reporting Person (as defined in Item 2 below). The percentage of Ordinary Shares reported in this Amendment No. 7 as being beneficially owned by the Reporting Person and any other information disclosed herein (other than descriptions of agreements and transactions to which the Reporting Person is a party) is based on publicly available information provided by Tower or other third parties.

Item 2.	Identity and Background

This Amendment No. 7 is filed on behalf of Israel Corporation Ltd. (“TIC” or the “Reporting Person”) The Reporting Person was organized under the laws of the State of Israel.

The principal business address of the Reporting Person is 23 Aranha Street, Tel Aviv 61070 Israel. The principal business of the Reporting Person is a holding company.

Set forth below is certain current information regarding the executive officers and directors of the Reporting Person:

Name/Position with TIC	Business Address	Principal Occupation and Name and address of Employer	Country of Citizenship
Idan Ofer - Chairman of the Board	23 Aranha St. Tel-Aviv	23 Aranha St. Tel-Aviv	Israel
Ehud Angel – Director	23 Aranha St. Tel-Aviv	Chairman of Ofer (Ships Holdings) Ltd. - Einstein 40, Ramat Aviv, Israel	Israel
Yair Seroussi – Director	23 Aranha St. Tel-Aviv	Head of Morgan Stanley Israel 17 Ha'dganim St. Givataym	Israel
Avi Levy – Director	23 Aranha St. Tel-Aviv	CEO of Ofer Management Abba Even 1, Herzliya Israel	Israel
Moshe Vidman - Director	23 Aranha St. Tel-Aviv	Director and manager of companies – 14 Megadim St. Yafe Nof, Jerusalem	Israel

Irit Izakson - Director	23 Aranha St. Tel-Aviv	Professional Director- 15 Matityahu Cohen Gadol St. Tel Aviv 62268	Israel
Amnon Lion - Director	23 Aranha St. Tel-Aviv	Chairman, and CEO of Zodiac Maritime Agencies Ltd. - Andrei Sacharov 9, Haifa, Israel	Israel
Avraham Anaby – Alternate Director	23 Aranha St. Tel-Aviv	9 Margalit St. Haifa, Israel	Israel

Jacob Amidror Director	23 Aranha St. Tel-Aviv	VP of the Lander Institute in Jerusalem	Israel

Zeev Nahari Director	23 Aranha St. Tel-Aviv	Senior Deputy Chief Executive Officer of Bank Leumi	Israel

Ron Moskovitz Director	23 Aranha St. Tel-Aviv	Meadway 69, Hampstead Garden Suburb, Nw11 6qj, London	Israel

Gideon Langholz Director	23 Aranha St. Tel-Aviv	President of HIT – Holon Institute of Technology	Israel

Name/Position with TIC	Business Address	Address of Employer	Country of Citizenship

Nir Gilad - President & Chief Executive Officer	23 Aranha St. Tel-Aviv	23 Aranha St. Tel-Aviv	Israel

Avisar Paz - Chief Financial Officer	23 Aranha St. Tel-Aviv	23 Aranha St. Tel-Aviv	Israel

Allon Raveh - Vice President Business Development	23 Aranha St. Tel-Aviv	23 Aranha St. Tel-Aviv	Israel

Elie Goldschmidt - Vice President Communication and Regulatory Affairs	23 Aranha St. Tel-Aviv	23 Aranha St. Tel-Aviv	Israel

Shmuel Rosenblum - Internal Auditor	23 Aranha St. Tel-Aviv	23 Aranha St. Tel-Aviv	Israel

Adv. Noga Yatziv - Company Secretary & Assistant to the President	23 Aranha St. Tel-Aviv	23 Aranha St. Tel-Aviv	Israel

The Reporting Person is a public company traded on the Tel Aviv Stock Exchange. As such, all decisions relating to the voting or disposition of stock of the issuer are made by the board of directors of the Reporting Person that contains two independent directors. A discretionary trust, in which Idan Ofer, his children and remoter issue are prime beneficiaries, indirectly holds 80% of Millennium Investments Elad Ltd. (“Millennium”) which holds approximately 46.9% of the shares of the Reporting Person. This discretionary trust also indirectly holds an additional 0.7% of the shares of the Reporting Person. A second discretionary trust, in which Idan Ofer, his children and remoter issue are prime beneficiaries, holds 50% of a company that indirectly holds (i) 20% of Millennium and (ii) 2.9% of the shares of the Reporting Person. Mr. Ofer also owns approximately 3.6% of the shares of the Reporting Person.

During the last five years, no Reporting Person nor any of the executive officers or directors of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As a condition precedent to agreements with Tower’s lender banks, Bank Leumi Le-Israel, B.M. and Bank Hapoalim, B.M. (the “Banks”), for the restructuring of Tower’s debt, a total of $250 million of Tower’s debt to the Banks and TIC, will be converted into equity capital notes of Tower (“Capital Notes”), exercisable into Ordinary Shares on the basis of $1.42 per share. This represents two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008, which was the date of Tower’s public announcement regarding its debt restructuring negotiations with the Banks and TIC. The conversion of the debt into Capital Notes reduces Tower’s debt by approximately $250 million, increases its shareholders’ equity by approximately $250 million, as well as improves its cash flow margins, statement of operations results and financial position.

TIC and Tower entered into a conversion agreement attached hereto as Exhibit 21 and which is incorporated herein by reference (the “Conversion Agreement”), pursuant to which (a) $30 million owed by Tower to TIC as part of an equipment loan facility and (b) approximately $20 million of convertible debentures were converted into Capital Notes of Tower, exercisable into an aggregate of 35,211,271 Ordinary Shares. The Capital Notes are attached hereto as Exhibit 25 and are incorporated herein by reference.

TIC also invested $20 million in Tower in exchange for Capital Notes of Tower, exercisable into 28,169,014 ordinary shares of Tower based on the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 pursuant to a Securities Purchase Agreement incorporated herein as Exhibit 19 (the “Securities Purchase Agreement”). Furthermore, TIC committed to invest up to an additional $20 million between the date hereof and the end of 2009 to cover, from time to time, certain shortfalls in Tower’s cash position. The commitment will be reduced by any amounts of other financing raised by Tower between the date hereof and the date of such cash shortfall and is subject to certain other conditions contained in the Undertaking, dated September 25, 2008 and incorporated herein as Exhibit 24. In consideration for such additional investment, TIC will receive an amount of Capital Notes of Tower, exercisable into ordinary shares of Tower, based on the lower of: (i) the average closing price per share on NASDAQ for the last ten trading days prior to the date on which the investment is made, or (ii) $0.71 per Ordinary Share.

In connection with the closing of the Securities Purchase Agreement and Conversion Agreement, TIC entered into an amended and restated registration rights agreement with Tower incorporated herein as Exhibit 20 (the “Amended and Restated Registration Rights Agreement”) pursuant to which the registration rights agreement entered into between Tower and TIC in 2006 was amended and restated to include the ordinary shares to be issued upon conversion of the Capital Notes. In addition, pursuant to a fee Letter attached hereto as Exhibit 26 and incorporated herein by reference (the “Fee Letter”), TIC will receive a $300,000 fee from Tower.

In September 2006, TIC and each of the Banks entered into an agreement pursuant to which the Banks have been granted co-sale rights in connection with a sale by TIC to a third party (other than non-prearranged sales by TIC into the market on any stock exchange in which the Issuer’s ordinary shares are then listed for trading) as a result of which TIC would cease to be Tower’s largest shareholder as calculated pursuant to such agreements (each such agreement, a “Tag-Along Agreement”). In September 2008, each of the Tag-Along Agreements was amended to include the Capital Notes issued to the Banks under their agreement with Tower and the amendments are incorporated herein in Exhibits 23 and 24.

The acquisitions of Capital Notes by TIC were funded out of working capital.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Capital Notes by TIC as provided for in the respective agreements incorporated herein was to participate in restructuring Tower’s debt obligations and investing additional capital in Tower.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Consolidated Shareholders’ Agreement and the Shareholders’ Agreement Amendment, each party thereto may be deemed to be the beneficial owner of at least 188,595,115 Ordinary Shares. Such shares constitute approximately 63.2% of the outstanding Ordinary Shares, based on the capitalization of the Tower as of the date hereof (according to publicly available information provided by Tower to date) and calculated in accordance with Rule 13d-3(d)(i) of the Act. Such beneficial ownership is based on (i) the ownership, by TIC, SanDisk, Alliance and Macronix of 14,260,504, 15,878,972, 10,860,031, and 8,773,395 Ordinary Shares, respectively, (ii) the right of TIC to purchase 134,731,305 Ordinary Shares exercisable within sixty (60) days of the date hereof (of which 58,906 may be exercised within sixty (60) days at an exercise price of $6.17 per Ordinary Share, 2,561,467 are issuable upon conversion of all of the convertible debentures issued to TIC in the Rights Offering, 2,941,176 warrants are exercisable within sixty (60) days at an exercise price of $2.04 per Ordinary Share and 129,169,756 are issuable upon conversion of the Capital Notes), (iii) the right of SanDisk, Alliance and Macronix to purchase in the aggregate 4,090,908 Ordinary Shares, within sixty (60) days, upon the conversion of all the debentures purchased pursuant to the Rights Offering which are held by such parties.

The statements in this Amendment No. 7 shall not be construed as an admission by the Reporting Person that any such Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 7 shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has direct voting and dispositive power, as reported herein. The Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other party, and expressly disclaims the existence of a group.

(c) Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of their directors or executive officers, has effected any transaction in any securities of Tower during the past sixty (60) days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With the exception of the information contained in the aforementioned paragraph and other than the Purchase Agreement, Additional Purchase Agreement (including the Series A5 Additional Purchase Obligation, as amended), the Registration Rights Agreement, the Consolidated Shareholders Agreement, the Amendment to the Shareholders’ Agreement, the Trustee Nomination Letter (including the termination thereof on March 11, 2002), the 2006 Registration Rights Agreement as amended by the Amended and Restated Registration Rights Agreement, the Bank Voting Agreements, the Tag-Along Agreements (as amended), the Securities Purchase Agreement, the Conversion Agreement, the Fee Letter and the Safety Net Undertaking described above, in previous amendments or attached hereto as exhibits and incorporated herein in their entirety by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Tower, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

2.	Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

3.
Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

4.	Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*

5.	Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*

6.	Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.*

7.
Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.*

8.	Joint Filing Agreement, dated December, 2002.*

9.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*

10.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*

11.	Side Letter for Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated April 14, 2003.*

Exhibit No.	Description

12.
Amendment No.3 to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions, dated November 11, 2003. *

13.	Securities Purchase Agreement, dated as of August 24, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

14.	Registration Rights Agreement, dated as of September 28, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

15.	Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Hapoalim B.M.*

16.
Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Leumi Le-Israel B.M.*

17.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M.*

18.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M.*

19.	Securities Purchase Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.

20.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.

21.	Conversion Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.

22.	Amendment No. 1 to Tag-Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd., and Bank Hapoalim B.M.

23.	Amendment No. 1 to Tag-Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M.

24.	Safety Net Undertaking of Israel Corporation Ltd. to Tower Semiconductor Ltd., dated September 25, 2008

25.	Equity Capital Notes of Tower Semiconductor Ltd. received by Israel Corporation Ltd. , dated September 25, 2008

Exhibit No.	Description

26	Fee Letter, dated September 25, 2008, from Tower Semiconductor Ltd. to Israel Corporation Ltd.
_____________

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008

ISRAEL CORPORATION LTD.

By:	/s/ Nir Gilad
Name: Nir Gilad
Title: President and Chief Executive Officer

By:	/s/ Avisar Paz
Name: Avisar Paz
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1.	Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

2.	Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

3.
Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

4.	Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*

5.	Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*

6.	Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.*

7.
Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.*

8.	Joint Filing Agreement, dated December, 2002.*

9.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*

10.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*

11.	Side Letter for Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated April 14, 2003.*

12.
Amendment No.3 to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions, dated November 11, 2003. *

13.	Securities Purchase Agreement, dated as of August 24, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

14.	Registration Rights Agreement, dated as of September 28, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

Exhibit No.	Description

15.	Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Hapoalim B.M.*

16.
Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Leumi Le-Israel B.M.*

17.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M.*

18.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M.*

19.	Securities Purchase Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.

20.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.

21.	Conversion Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.

22.	Amendment No. 1 to Tag-Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd., and Bank Hapoalim B.M.

23.	Amendment No. 1 to Tag-Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M.

24.	Safety Net Undertaking of Israel Corporation Ltd. to Tower Semiconductor Ltd., dated September 25, 2008

25.	Equity Capital Notes of Tower Semiconductor Ltd. issued to Israel Corporation Ltd., dated September 25, 2008

26	Fee Letter, dated September 25, 2008, from Tower Semiconductor Ltd. to Israel Corporation Ltd.
_________________

* Previously filed.